Exhibit 28

STEVEN G. MIHAYLO

P.O. Box 19790

Reno, Nevada 89511

August 25, 2006

Board of Directors

Inter-Tel (Delaware), Incorporated

1615 S. 52nd Street

Tempe, Arizona	85281

Attention: Norman Stout, CEO

Ladies and Gentlemen:

On July 28, 2006, Vector Capital Corporation (“Vector”) and I resubmitted our proposal to acquire all of the outstanding shares (other than shares beneficially owned by me that I will contribute to INTL Acquisition Corp.) of common stock of Inter-Tel (Delaware), Incorporated (the "Company") for $22.50 per share in cash. On August 11, 2006, the Special Committee of the Board of Directors of the Company (the “Special Committee”) informed me in writing that it had rejected our proposal and concluded that our proposal is inadequate and is not in the best interests of the Company's stockholders.

On August 21, 2006, Vector and I submitted a letter to the Special Committee in which we stated that we were prepared to raise our offer price to $23.25 per share in cash if the Special Committee publicly committed to commence immediately a sales process designed to result in the prompt sale of the Company to the highest bidder at a price not less than our offer price, such process to be concluded within thirty days. The Special Committee rejected our proposal.

Pursuant to Section 5 of the Settlement Agreement among the Company, Summit Growth Management LLC and me, dated as of May 5, 2006 and as amended on June 28, 2006, I hereby request that the Company promptly call a special meeting of stockholders to vote on the following proposal:

"RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated ("Inter-Tel") urge the Inter-Tel Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder."

Sincerely,
/s/ Steven G. Mihaylo
Steven G. Mihaylo

cc:	Stephen D. Alexander, Esq.